Exhibit 99.1

The Very Good Food Company Commences Trading

on the NASDAQ Capital Market

•	VERY GOOD’s common shares now trading on Nasdaq as of Wednesday, October 13, 2021 under the ticker symbol “VGFC”.

Vancouver, British Columbia – October 13, 2021 – The Very Good Food Company Inc. (TSXV: VERY.V) (NASDAQ: VGFC) (FSE: 0SI) (“VERY GOOD” or the “Company”), a leading plant-based food technology company, is pleased to announce that it has begun trading its common shares on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “VGFC”. VERY GOOD will retain its listing on the TSX Venture Exchange under the symbol “VERY”.

Torys LLP advised VERY GOOD with respect to the Nasdaq listing.

Marketing & Investor Relations Update

VERY GOOD today also announced that it has retained OneFluent Inc. (“OneFluent”) to provide investor relations services pursuant to a campaign agreement (the “Agreement”). OneFluent has been engaged to assist with expanding investor awareness of VERY GOOD and the Company’s business through one or more social media influencer campaigns. OneFluent holds shares of VERY GOOD. The Agreement provides for an initial term of one month following completion of which VERY GOOD and OneFluent have the option to mutually extend the OneFluent Agreement, unless otherwise terminated in accordance with its terms. Cash compensation for OneFluent’s services will be USD$12,995 per month, plus taxes. VERY GOOD has paid an influencer spend amount for the campaign in the aggregate amount of USD$250,000. OneFluent is arm’s length to VERY GOOD and has no interest, directly or indirectly, in VERY GOOD or our securities and has no right or intent to acquire such an interest. OneFluent will not receive any securities of VERY GOOD as compensation. VERY GOOD will pay any compensation owing to OneFluent from available working capital.

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD’s core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com

OUR MISSION IS LOFTY, BADASS BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD

OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE’RE HELPING THIS KIND OF DIET BECOME THE NORM.

Forward-Looking Information

This news release contains forward-looking information, including “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended, for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Any such forward-looking information may be identified by words such as “proposed”, “expects”, “intends”, “may”, “will”, and similar expressions. Forward looking information contained or referred to in this news release includes statements relating but not limited to VERY GOOD’s commencement of trading on Nasdaq, VERY GOOD’s new ticker symbol on Nasdaq, the benefits to be provided to the Company by a Nasdaq listing, opportunities for VERY GOOD’s growth, VERY GOOD’s exposure to international investors, the liquidity of its securities and any regulatory or other approvals required in connection therewith as well as the plans and expectations for VERY GOOD’s marketing and investor relations campaigns. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to VERY GOOD’s ability to maintain a listing on Nasdaq, the condition of capital markets, the availability of sufficient financing on reasonable terms to fund VERY GOOD’s capital and operating requirements, the continued strong demand for VERY GOOD’s products, the successful placement of VERY GOOD’s products in retail stores and continued e-Commerce growth, VERY GOOD’s ability to successfully enter new markets and manage its international expansion, VERY GOOD’s ability to increase production capacity and obtain the necessary production equipment, the availability of labour as well as the accuracy of construction schedules and cost estimates for the commissioning of production lines at VERY GOOD’s Rupert and Patterson facilities and the timely receipt of required permits, VERY GOOD’s relationship with its suppliers, distributors and third-party logistics providers, and the Company’s ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with the ongoing COVID-19 pandemic, negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, expansion of facilities, competition, availability of raw materials, dependence on senior management and key personnel, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, unfavourable publicity or consumer perception, product liability and product recalls, risks related to intellectual property, difficulties with forecasts, management of growth and litigation. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD’s most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Registration Statement filed with the SEC at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, VERY GOOD disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release. None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

For further information, please contact:

Mitchell Scott

Chief Executive Officer

The Very Good Food Company Inc.

Kevan Matheson

Corporate Communications and Investor Relations

Email: invest@verygoodbutchers.com

Phone: +1 855-472-9841

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